UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2021

Commission File Number: 001-38631

GLORY STAR NEW MEDIA GROUP HOLDINGS LIMITED

22F, Block B, Xinhua Technology Building,

No. 8 Tuofangying South Road,

Jiuxianqiao, Chaoyang District, Beijing, China 100016

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Incorporation by Reference

The information set forth in this Report on Form 6-K, including the exhibits hereto are hereby incorporated by reference into the registration statement on Form F-3 (Registration Number 333-248554), filed by Glory Star New Media Group Ltd. (the “Company”) with the U.S. Securities and Exchange Commission (“SEC”) on September 2, 2020 and declared effective on September 14, 2020, including any prospectuses forming a part of such registration statements, each as filed with the SEC, to the extent not superseded by documents or reports subsequently filed.

Entry into a Material Definitive Agreement

On February 22, 2021, the Company entered into an underwriting agreement (the “Underwriting Agreement”) with Univest Securities, LLC (“Univest”), as the representative of the several underwriters named therein (collectively, the “Underwriters”), pursuant to which the Company agreed to issue and sell (i) 3,810,976 ordinary shares of the Company (“Offered Shares”), par value of $0.0001 per share (the “Ordinary Shares”) and (ii) warrants (the “Warrants”) to purchase an aggregate of 3,810,976 Ordinary Shares (the “Warrant Shares”) in an underwritten public offering (the “Offering”). In addition, the Company has granted the Underwriters a 45-day option (the “Over-Allotment Option”) to purchase up to an additional 571,646 Ordinary Shares (the “Option Shares”) and Warrants to purchase up to 571,646 Ordinary Shares at the public offering price, less underwriting discounts and commissions.

Delivery of the Offered Shares and Warrants are expected to be made on or about February 24, 2021, at a public offering price of $3.28 per share and associated warrant to purchase one ordinary share, as set forth in the Underwriting Agreement, subject to the satisfaction of certain closing conditions.

The exercise price of each Warrant is $4.10 per share, and each Warrant is exercisable immediately after the date of issuance and will expire five years from the date of issuance. The exercise price and the number of Warrant Shares issuable upon exercise of the Warrants are subject to adjustment upon the occurrence of specified events, including stock dividends, stock splits, combinations and reclassifications of the Ordinary Shares, as described in the Warrant.

The Underwriting Agreement includes customary representations, warranties and covenants by the Company and the Underwriters, and the Company has agreed to provide the Underwriters with customary indemnification under the Underwriting Agreement.

Univest acted as the sole book-running manager in connection with the Offering. As compensation in connection with the Offering, the Company agreed to pay Univest a cash fee equal to 7.0% of the gross proceeds of the Offering and reimburse Univest for travel, due diligence or related expenses, including legal fees, in an amount up to $150,000. In addition, the Company agreed to issue Univest or its designees warrants (the “Underwriter Warrants”) to purchase up to an aggregate of 190,549 Ordinary Shares (219,131 Ordinary Shares if the Over-Allotment Option is exercised in full), which represents 5.0% of the Offered Shares sold, or if the Over-Allotment Option is exercised in full, the Offered Shares and Option Shares sold, in the Offering. The Underwriter Warrants have an exercise price equal to $4.10, which is the same exercise price of the Warrants sold in the Offering, and are immediately exercisable for five years from the commencement of sales. The Underwriter Warrants have substantially similar terms to the Warrants issued in the Offering.

The net proceeds from the Offering, after deducting the Underwriters’ fees and offering expenses payable by the Company, will be approximately $11.3 million ($13.0 million with Over-Allotment Option), excluding the proceeds, if any, from the exercise of the Warrants or the Underwriter Warrants. The Company intends to use the net proceeds from the offering primarily for working capital  and other general corporate purposes.

The Offering was made pursuant to the Company’s effective shelf registration statement on Form F-3 (File No. 333-248554), which was originally filed with the SEC on September 2, 2020 and declared effective on September 14, 2020, and a prospectus supplement dated February 22, 2021, filed with the SEC on February 23, 2021.

The foregoing descriptions of the Underwriting Agreement, the Warrant and the Underwriter Warrant are not complete and are qualified in their entirety by reference to the full text of the form of the Underwriting Agreement, form of Warrant and form of Underwriter Warrant, copies of which are filed herewith as Exhibit 1.1, Exhibit 4.1, and Exhibit 4.2, respectively, to this Report on Form 6-K and are incorporated by reference herein.

A copy of the legal opinion of Maples and Calder relating to the securities to be issued and sold in this Offering is attached as Exhibit 5.1 hereto.

Forward-Looking Statements

The statements in this Report on Form 6-K related to the completion, timing and size of the Offering are “forward-looking” statements. These forward-looking statements are based upon the Company’s current expectations. Forward-looking statements involve risks and uncertainties. The Company’s actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, which include, without limitation, risks related to market conditions and the satisfaction of customary closing conditions related to the Offering. There can be no assurance that the Company will be able to complete the Offering on the anticipated terms, or at all.

Exhibit Index

Exhibit	Exhibit Description
1.1	Underwriting Agreement dated February 22, 2021, by and between Glory Star New Media Group Holdings Limited and Univest Securities LLC, as representative of the several underwriters
4.1	Form of Warrant
4.2	Form of Underwriter Warrant
5.1	Opinion of Maples and Calder
23.1	Consent of Maples and Calder (included in Exhibit 5.1)
99.1	Press Release - Glory Star New Media Group Holdings Limited Announces Pricing of $12.5 Million Underwritten Public Offering

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Glory Star New Media Group Holdings Limited

	By:	/s/ Bing Zhang
	Name:	Bing Zhang
	Title:	Chief Executive Officer

Dated: February 22, 2021

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